                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X] Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ] No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on August 29, 2005 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's interim results for the six months ended June 30, 2005. A copy of the English announcement is included in this Form 6-K of the Company.

                 [CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO]

                              [CHINESE CHARACTERS]

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
  (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                              2005 INTERIM RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2005, together with the comparative figures for the corresponding period of 2004 as follows:

FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

      CONSOLIDATED INCOME STATEMENT
      For the six months ended 30 June 2005 - unaudited
      (Expressed in Renminbi)

                                                                                   FOR THE SIX MONTHS ENDED
                                                                                            30 JUNE
                                                                                   2005                2004
                                                                   Note        RMB MILLION          RMB million
                                                                                                      (Note 2)
Operating revenue
  Traffic revenue                                                                  17,443              10,834
  Other operating revenue                                                             401                 260
                                                                                 --------             -------
Total operating revenue                                             3              17,844              11,094
                                                                                 --------             -------

Operating expenses
  Flight operations                                                                 9,084               4,722
  Maintenance                                                                       2,320               1,410
  Aircraft and traffic servicing                                                    2,560               1,689
  Promotion and sales                                                               1,220                 874
  General and administrative                                                          912                 552
  Depreciation and amortisation                                                     2,094               1,083
  Other                                                                                70                   8
                                                                                 --------             -------
Total operating expenses                                                           18,260              10,338
                                                                                 --------             -------
Operating (loss)/profit                                                              (416)                756
                                                                                 --------             -------

Non-operating income/(expenses)
  Interest income                                                                      17                   9
  Interest expense                                                  4                (750)               (344)
  Share of associates' results                                                        (28)                 21
  Share of jointly controlled entities' results                                        24                   4
  (Loss)/profit on sale of property, plant and equipment                              (35)                  3
  Exchange gain, net                                                                  197                  15
  Other, net                                                                          (34)                  5
                                                                                 --------             -------
Total net non-operating expenses                                                     (609)               (287)
                                                                                 --------             -------
(Loss)/profit before taxation                                       4              (1,025)                469
Taxation credit/(expense)                                           5                  61                 (95)
                                                                                 --------             -------
(Loss)/profit for the period                                                         (964)                374
                                                                                 ========             =======

Attributable to
  Equity holders of the parent                                                       (907)                266
  Minority interests                                                2                 (57)                108
                                                                                 --------             -------
(Loss)/profit for the period                                                         (964)                374
                                                                                 ========             =======
Basic (loss)/earnings per share                                     7            (RMB0.21)            RMB0.06
                                                                                 ========             =======

      CONSOLIDATED BALANCE SHEET
      As at 30 June 2005 - unaudited
      (Expressed in Renminbi)

                                                            AS AT                 As at
                                                           30 JUNE             31 December
                                                             2005                 2004
                                                Note     RMB MILLION           RMB million
                                                                                 (Note 2)
NON-CURRENT ASSETS
Property, plant and equipment, net                          50,478                46,841
Construction in progress                                       773                   565
Lease prepayments                                              371                   346
Interest in associates                                         402                   429
Interest in jointly controlled entities                        809                   782
Other investments                                              290                   272
Lease and equipment deposits                                 4,699                 5,397
Deferred tax assets                                             68                     -
Other assets                                                   299                   331
                                                           -------               -------
                                                            58,189                54,963
                                                           -------               -------

CURRENT ASSETS
Short term investments                                          -                    683
Inventories                                                  1,505                 1,302
Taxes recoverable                                               40                     -
Trade receivables                                 8          1,271                 1,203
Other receivables                                              976                   616
Prepaid expenses and other current assets                      418                   378
Cash and cash equivalents                                    5,632                 3,083
                                                           -------               -------
                                                             9,842                 7,265
                                                           -------               -------

CURRENT LIABILITIES
Bank and other loans                                        13,282                11,518
Obligations under finance leases                             2,397                 2,144
Trade payables                                    9          2,334                 1,554
Bills payable                                                2,760                   136
Sales in advance of carriage                                   899                   874
Taxes payable                                                    -                    39
Amounts due to related companies                               106                 2,330
Accrued expenses                                             4,590                 4,551
Other liabilities                                            3,246                 2,974
                                                           -------               -------
                                                            29,614                26,120
                                                           -------               -------
NET CURRENT LIABILITIES                                    (19,772)              (18,855)
                                                           -------               -------
TOTAL ASSETS LESS CURRENT LIABILITIES                       38,417                36,108
                                                           -------               -------

NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                        12,782                11,935
Obligations under finance leases                            11,712                 9,599
Provision for major overhauls                                  275                   284
Deferred credits                                               370                   100
Deferred tax liabilities                                       336                   287
                                                           -------               -------
                                                            25,475                22,205
                                                           -------               -------
NET ASSETS                                                  12,942                13,903
                                                           =======               =======

CAPITAL AND RESERVES
Share capital                                                4,374                 4,374
Reserves                                         10          6,567                 7,474
                                                           -------               -------

TOTAL EQUITY ATTRIBUTABLE TO EQUITY
  HOLDERS OF THE PARENT                                     10,941                11,848

MINORITY INTERESTS                                2          2,001                 2,055
                                                           -------               -------
TOTAL EQUITY                                                12,942                13,903
                                                           =======               =======

      NOTES:

      1     BASIS OF PREPARATION

            This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB").

            The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the change in presentation of financial statements arising from the changes of International Financial Reporting Standards ("IFRS") that is expected to be reflected in the 2005 annual financial statements. Details of the changes are set out in note 2.

            The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

            The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants.

      2     NEW AND REVISED IFRS

            The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRS for the year ending 31 December 2005, on the basis of IFRS currently in issue.

            The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRS for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

            The adoption of revised IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements, has resulted in a change in presentation of minority interests in the financial statements:

            In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

            With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

            The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

      3     TURNOVER

            The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

            Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax.

            Geographic information about the Group's turnover and operating
            (loss)/profit are analysed as follows:

                                               FOR THE SIX MONTHS ENDED 30 JUNE
                                                 HONG KONG
                              DOMESTIC            REGIONAL       INTERNATIONAL             TOTAL
                            RMB MILLION         RMB MILLION       RMB MILLION           RMB MILLION
2005
Traffic revenue                  13,592                 641              3,210               17,443
Other operating revenue             401                   -                  -                  401
                            -----------         -----------      -------------          -----------

Turnover                         13,993                 641              3,210               17,844
                            ===========         ===========      =============          ===========

Operating (loss)/profit            (228)                 28               (216)                (416)
                            ===========         ===========      =============          ===========

2004
Traffic revenue                   8,341                 569              1,924               10,834
Other operating revenue             260                   -                  -                  260
                            -----------         -----------      -------------          -----------

Turnover                          8,601                 569              1,924               11,094
                            ===========         ===========      =============          ===========

Operating profit                    605                  39                112                  756
                            ===========         ===========      =============          ===========

      4     (LOSS)/PROFIT BEFORE TAXATION

                                                                        FOR THE SIX MONTHS ENDED
                                                                                 30 JUNE
                                                                           2005          2004
                                                                        RMB MILLION   RMB million
(Loss)/profit before taxation is arrived at after charging:

Depreciation
  - owned assets                                                              1,603           815
  - assets acquired under finance leases                                        491           255
Amortisation of deferred expenditure                                             30            13
Operating lease charges
  - aircraft and flight equipment                                             1,184           828
Staff costs                                                                   1,776         1,061

Interest expense
  Interest on bank and other loans                                              493           175
  Finance charges on obligations under finance leases                           302           186
  Less: borrowing costs capitalised                                             (45)          (17)
                                                                        -----------   -----------
  Net interest expense                                                          750           344
                                                                        ===========   ===========

and after crediting:
  Net realised and unrealised gain on equity
    securities held for trading                                                   1             -
                                                                        ===========   ===========

      5     TAXATION (CREDIT)/EXPENSE

                                                    FOR THE SIX MONTHS ENDED
                                                             30 JUNE
                                                        2005          2004
                                                    RMB MILLION   RMB million
PRC income tax                                                5            28
Share of taxation of associates                              (1)            4
Share of taxation of jointly controlled entities             (3)            5
                                                    -----------   -----------

                                                              1            37
Deferred taxation                                           (62)           58
                                                    -----------   -----------

                                                            (61)           95
                                                    ===========   ===========

            The statutory income tax rate in the PRC is 33%. Pursuant to approval documents issued by the relevant tax authorities, the Company and certain airline subsidiaries of the Company are entitled to enjoy a preferential tax rate of 15%.

            In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

      6     DIVIDENDS

            The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

      7     BASIC (LOSS)/EARNINGS PER SHARE

            The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to equity holders of the parent of RMB907 million (six months ended 30 June 2004: profit of RMB266 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2004: 4,374 million).

            The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2004 and 2005.

      8     TRADE RECEIVABLES

            Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                         AS AT         As at
                                                        30 JUNE     31 December
                                                          2005         2004
                                                      RMB MILLION   RMB million
Within 1 month                                              1,113           998
More than 1 month but less than 3 months                      123           163
More than 3 months but less than 12 months                     35            42
                                                      -----------   -----------

                                                            1,271         1,203
                                                      ===========   ===========

      9     TRADE PAYABLES

            An ageing analysis of trade payables is as follows:

                                                         AS AT         As at
                                                        30 JUNE     31 December
                                                          2005         2004
                                                      RMB MILLION   RMB million
Due within 1 month or on demand                               917           599
Due after 1 month but within 3 months                         582           430
Due after 3 months but within 6 months                        835           525
                                                      -----------   -----------

                                                            2,334         1,554
                                                      ===========   ===========

      10    RESERVES

            No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

B.    PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS ("PRC
      GAAP")

      CONSOLIDATED INCOME STATEMENT
      For the six months ended 30 June 2005 - unaudited
      (Expressed in Renminbi)

                                               FOR THE SIX MONTHS ENDED
                                                        30 JUNE
                                                   2005          2004
                                               RMB MILLION   RMB million
REVENUE FROM PRINCIPAL OPERATIONS                   18,053        11,167
Less: Cost of principal operations                  15,924         8,776
      Business taxes and surcharges                    518           318
                                               -----------   -----------

PROFIT FROM PRINCIPAL OPERATIONS                     1,611         2,073
Add:  Profit from other operations                     240            95
Less: Selling expenses                               1,290           870
      Administrative expenses                          862           478
      Financial expenses                               583           331
                                               -----------   -----------

OPERATING (LOSS)/PROFIT                               (884)          489
Add:  Investment (loss)/income                         (10)           29
      Non-operating income                              23            48
Less: Non-operating expenses                            57            25
                                               -----------   -----------

(LOSS)/PROFIT BEFORE INCOME TAX                       (928)          541
Less: Income tax (credit)/expenses                     (57)           88
      Minority interests                               (28)          120
                                               -----------   -----------

NET (LOSS)/PROFIT FOR THE PERIOD                      (843)          333
                                               ===========   ===========

      CONSOLIDATED BALANCE SHEET
      As at 30 June 2005 - unaudited
      (Expressed in Renminbi)

                                                  AS AT         As at
                                                 30 JUNE     31 December
                                                   2005         2004
                                               RMB MILLION   RMB million
ASSETS
CURRENT ASSETS:
  Cash at bank and on hand                           5,844         3,274
  Short-term investments                                 -           669
  Trade receivables                                  1,431         1,592
  Other receivables                                  1,045           731
  Advance payments                                     146           147
  Inventories                                        1,639         1,398
  Prepaid expenses                                     364           346
                                               -----------   -----------

TOTAL CURRENT ASSETS                                10,469         8,157
                                               -----------   -----------

LONG-TERM EQUITY INVESTMENTS                           726           741
                                               -----------   -----------

FIXED ASSETS:
  Fixed assets, at cost                             66,909        61,326
  Less: Accumulated depreciation                    15,647        13,706
                                               -----------   -----------

  Net book value of fixed assets                    51,262        47,620
  Construction in progress                             784           626
                                               -----------   -----------

TOTAL FIXED ASSETS                                  52,046        48,246
                                               -----------   -----------

OTHER ASSETS:
  Lease and equipment deposits                       4,748         5,397
  Long-term deferred expenditure                       113           131
  Intangible assets                                    540           467
  Long-term receivables                                 15            16
                                               -----------   -----------

TOTAL OTHER ASSETS                                   5,416         6,011
                                               -----------   -----------

DEFERRED TAXATION:
  Deferred tax assets                                   70            55
                                               -----------   -----------

TOTAL ASSETS                                        68,727        63,210
                                               ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans                                  11,666        10,173
  Bills payable                                      2,760           137
  Trade payables                                     2,561         2,600
  Receipts in advance                                    -             5
  Sales in advance of carriage                         899           874
  Wages payable                                        123           179
  Staff welfare payable                                 63            79
  Taxes payable                                        271           324
  Other creditors                                      718           495
  Other payables                                     2,419         4,328
  Accrued expenses                                   4,249         3,729
  Dividend payable                                      39            -
  Long-term liabilities due within one year          4,140         3,691
                                                    ------        ------

TOTAL CURRENT LIABILITIES                           29,908        26,614
                                                    ------        ------

LONG-TERM LIABILITIES:
  Long-term loans                                   13,139        12,324
  Obligations under finance leases                  11,604         9,538
  Provision for major overhauls                        275           284
  Deferred credits                                     494           240
                                                    ------        ------

TOTAL LONG-TERM LIABILITIES                         25,512        22,386
                                                    ------        ------

DEFERRED TAXATION:
  Deferred tax liabilities                             327           337
                                                    ------        ------

TOTAL LIABILITIES                                   55,747        49,337
                                                    ------        ------

MINORITY INTERESTS                                   2,158         2,220
                                                    ------        ------

SHAREHOLDERS' EQUITY
  Share capital                                      4,374         4,374
  Capital reserve                                    5,813         5,801
  Surplus reserves                                     672           672
                                                    ------        ------
  Including: Statutory public welfare fund             193           193
                                                    ------        ------
  (Accumulated loss)/ retained profits                 (37)          806
                                                    ------        ------

TOTAL SHAREHOLDERS' EQUITY                          10,822        11,653
                                                    ------        ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          68,727        63,210
                                                    ======        ======

Note: The significant accounting policies adopted by the Group in the preparation of this unaudited consolidated income statement and consolidated balance sheet are in conformity with the Accounting Standards for Business Enterprises, "Accounting Regulations for Business Enterprises" and other supplementary regulations.

C. DIFFERENCES BETWEEN UNAUDITED INTERIM FINANCIAL RESULTS PREPARED UNDER IFRS AND PRC GAAP

                                                               FOR THE SIX MONTHS
                                                                  ENDED 30 JUNE
                                                              2005            2004
                                                          RMB MILLION      RMB million
Net (loss)/profit under PRC GAAP                                 (843)             333

Adjustments:
  Gains on aircraft sale and leaseback transactions               (15)             (15)
  Losses on staff housing allocations                             (13)             (56)
  Adjustment for revaluation of land use rights                     2                2
  Adjustment for investment in associates                         (52)               -
  Donation                                                         12                -
  Effect of the above adjustments on taxation                       2                2
                                                          -----------      -----------

Net (loss)/profit attributable to equity holders
  of parent under IFRS                                           (907)             266
                                                          ===========      ===========

                                                              AS AT             As at
                                                             30 JUNE         31 December
                                                              2005              2004
                                                           RMB MILLION       RMB million
Total shareholders' equity under PRC GAAP                       10,822            11,653
Adjustments:
  Gains on aircraft sales and leaseback transactions               165               180
  Losses on staff housing allocations                              184               197
  Adjustment for revaluation of land use rights                   (160)             (162)
  Adjustment for investment in associates                          (78)              (26)
  Interest capitalisation                                           11                11
  Effect of the above adjustments on taxation                       (3)               (5)
                                                           -----------       -----------

Total equity attributable to equity holders of
  parent under IFRS                                             10,941            11,848
                                                           ===========       ===========

OPERATING DATA SUMMARY

                                                       FOR THE SIX MONTHS              2005 VS 2004
                                                         ENDED 30 JUNE             INCREASE/
                                                     2005             2004        (DECREASE)         (%)
CAPACITY
Available seat kilometres
  (ASKs) (million)
  - Domestic                                         33,833           20,141          13,692         68.0
  - Hong Kong regional                                1,138              926             212         22.9
  - International                                     6,782            4,861           1,921         39.5
                                                    -------          -------      ----------

  Total                                              41,753           25,928          15,825         61.0
                                                    =======          =======      ==========

Available tonne kilometres
  (ATKs) (million)
  - Domestic                                          3,885            2,333           1,552         66.5
  - Hong Kong regional                                  127              103              24         23.3
  - International                                     1,402            1,139             263         23.1
                                                    -------          -------      ----------

  Total                                               5,414            3,575           1,839         51.4
                                                    =======          =======      ==========

Kilometres flown (thousand)                         254,547          156,041          98,506         63.1
                                                    =======          =======      ==========

Hours flown (thousand)                                  400              242             158         65.3
                                                    =======          =======      ==========

Number of flight sectors
  - Domestic                                        184,974          117,919          67,055         56.9
  - Hong Kong regional                                8,364            7,549             815         10.8
  - International                                    12,826            7,548           5,278         69.9
                                                    -------          -------      ----------

  Total                                             206,164          133,016          73,148         55.0
                                                    =======          =======      ==========

TRAFFIC
Revenue passenger kilometres
  (RPKs) (million)
  - Domestic                                         23,479           13,644           9,835         72.1
  - Hong Kong regional                                  695              573             122         21.3
  - International                                     4,304            3,025           1,279         42.3
                                                    -------          -------      ----------

  Total                                              28,478           17,242          11,236         65.2
                                                    =======          =======      ==========

Revenue tonne kilometres
  (RTKs) (million)
  - Domestic                                          2,524            1,518           1,006         66.3
  - Hong Kong regional                                   69               57              12         21.1
  - International                                       750              611             139         22.7
                                                    -------          -------      ----------

  Total                                               3,343            2,186           1,157         52.9
                                                    =======          =======      ==========

Passenger tonne kilometres
  (million)
  - Domestic                                          2,094            1,219             875         71.8
  - Hong Kong regional                                   62               51              11         21.6
  - International                                       383              270             113         41.9
                                                     ------           ------           -----

  Total                                               2,539            1,540             999         64.9
                                                     ======           ======           =====

Cargo and mail tonne kilometres
  (million)
  - Domestic                                            430              299             131         43.8
  - Hong Kong regional                                    7                6               1         16.7
  - International                                       367              341              26          7.6
                                                     ------           ------           -----

  Total                                                 804              646             158         24.5
                                                     ======           ======           =====

Passengers carried (thousand)
  - Domestic                                         18,115           11,825           6,290         53.2
  - Hong Kong regional                                  739              671              68         10.1
  - International                                     1,405              819             586         71.6
                                                     ------           ------           -----

  Total                                              20,259           13,315           6,944         52.2
                                                     ======           ======           =====

Cargo and mail carried
  (thousand tonne)
  - Domestic                                            285              218              67         30.7
  - Hong Kong regional                                    8                7               1         14.3
  - International                                        55               42              13         31.0
                                                     ------           ------           -----

  Total                                                 348              267              81         30.3
                                                     ======           ======           =====

LOAD FACTORS
Passenger load factor
  (RPK/ASK) (%)
  - Domestic                                           69.4             67.7             1.7          2.5
  - Hong Kong regional                                 61.1             61.9            (0.8)        (1.3)
  - International                                      63.5             62.2             1.3          2.1

  Total                                                68.2             66.5             1.7          2.6
                                                     ======           ======           =====

Average load factor
  (RTK/ATK) (%)
  - Domestic                                           65.0             65.1            (0.1)        (0.2)
  - Hong Kong regional                                 54.3             55.3            (1.0)        (1.8)
  - International                                      53.5             53.6            (0.1)        (0.2)

  Total                                                61.7             61.1             0.6          1.0
                                                     ======           ======           =====

Breakeven load factor (%)                              64.6             58.3             6.3         10.8
                                                     ======           ======           =====

YIELD
Yield per RPK (RMB)
  - Domestic                                           0.55             0.58           (0.03)        (5.2)
  - Hong Kong regional                                 0.86             0.93           (0.07)        (7.5)
  - International                                      0.56             0.45            0.11         24.4

  Total                                                0.56             0.57           (0.01)        (1.8)
                                                      =====             ====           =====

Yield per cargo and mail tonne kilometre (RMB)         1.84             1.64            0.20         12.2
                                                      =====             ====           =====

Yield per RTK (RMB)
  - Domestic                                           5.39             5.49           (0.10)        (1.8)
  - Hong Kong regional                                 9.29             9.98           (0.69)        (6.9)
  - International                                      4.28             3.15            1.13         35.9

  Total                                                5.22             4.96            0.26          5.2
                                                      =====             ====           =====

FLEET
Number of aircraft in service at
  period end
  - Boeing                                              136              113              23         20.4
  - Airbus                                               56               24              32        133.3
  - McDonnell Douglas                                    36                -              36        100.0
  - Embraer                                               6                2               4        200.0
  - Others                                                8                -               8        100.0
                                                      -----             ----           -----

  Total                                                 242              139             103         74.1
                                                      =====             ====           =====

Aircraft utilisation rate
   (hours per day)
  - Boeing                                            10.30             9.60            0.70          7.3
  - Airbus                                             9.34             9.27            0.07          0.8

  Total                                                9.87             9.40            0.47          5.0
                                                      =====             ====           =====

FINANCIAL
Operating cost per ASK (RMB)                           0.44             0.40            0.04         10.0
Operating cost per ATK (RMB)                           3.37             2.89            0.48         16.6
                                                      =====             ====           =====

BUSINESS OVERVIEW

BUSINESS REVIEW

With the continuous and steady growth of the PRC economy and the nation's "Go West" and "Revitalising the Old Industrial Bases in the North-eastern Region" strategies, coupled with the effects of joint restructuring of domestic airlines, the Company is faced with new challenges under a market environment which is full of opportunities. On 31 December 2004, the acquisition of the airline operations and certain related assets of China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") ("CNA/XJA Acquisition") was approved at an extraordinary general meeting of the Company, which completed the restructuring exercise. The Group has benefited from this acquisition through increased economies of scale and transportation capacity.

However, escalating oil prices continued to drive up the jet fuel prices, which directly increased the operating costs of the Company significantly. In addition, the competition in the domestic civil aviation market was very intensive, leading to an unstable yield. Furthermore, after the restructuring of the Group, it would take a period of time for the benefits of business integration to materialise and for business synergy to take effect. As a result, the Company recorded a net loss of RMB907 million during the first half of the year.

During the first half year of 2005, the Group managed to maintain a consistently high level of flight safety standard to further implement the integration of management of the Group and to complete a stable transition. Notwithstanding challenges like the period required for reorganisation of the management and personnel of the Group after the CNA/XJA Acquisition, the enlarged scale of management and difficulties associated therewith, and the increasingly intensive competition in the aviation and air freight market, the Company has handled these challenges with care and plan, and further implemented the development strategies of the Company.

With the approval of the Board, the Company and Centergate Securities Co., Ltd mutually agreed to the early termination of the assets management agreement. As of 30 May 2005, the Company recovered the full investment principal sum of RMB500,000,000 and the investment return of RMB12,904,110.

For the period under review, the Group's total traffic revenue was RMB17,443 million, an increase of RMB6,609 million or 61.0% from the same period last year. Meanwhile, the Group's total traffic volume increased by 52.9% to 3,343 million RTKs. The aggregate utilisation rate of the Group's aircraft was 9.87 hours per day for the period under review, an increase of 0.47 hours or 5.0% from the same period last year.

Passenger revenue for the period under review was RMB15,967 million, up 63.3% from the same period last year, representing 91.5% of the Group's total traffic revenue. Passenger traffic volume increased by 65.2% to 28,478 million RPKs.

Domestic passenger revenue was RMB12,956 million, up 64.4% from the same period last year. Domestic passenger revenue accounted for 81.1% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 68.0% while passenger traffic volume, in terms of RPKs, increased by 72.1% from the same period last year, resulting in an increase in passenger load factor of 1.7 percentage points to 69.4%. The passenger yield per RPK decreased by 5.2% from RMB0.58 to RMB0.55, resulting from intensive competition in the domestic market.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB599 million, up 12.0% from the same period last year. Hong Kong regional passenger revenue accounted for 3.8% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 22.9% while passenger traffic volume, in terms of RPKs increased by 21.3% from the same period last year, resulting in a decrease in passenger load factor of 0.8 percentage points to 61.1%. The passenger yield per RPK decreased by 7.5% to RMB0.86 as more chartered flights were rendered during the period under review.

Passenger revenue for the Group's international routes amounted to RMB2,412 million, an increase of 77.5% from the same period last year. International passenger revenue accounted for 15.1% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 39.5% while passenger traffic volume, in terms of RPKs, increased by 42.3% from the same period last year, resulting in an increase in passenger load factor of 1.3 percentage points to 63.5%. The passenger yield per RPK increased by 24.4% to RMB0.56 mainly due to upward fare adjustment on certain routes during the period under review.

Cargo and mail revenue was RMB1,476 million, an increase of 39.5% from the same period last year. Cargo and mail revenue accounted for 8.5% of total traffic revenue. Cargo and mail volume grew by 24.5% to 804 million RTKs from the same period last year, mainly due to the increase in traffic volume. The overall yield per cargo and mail tonne kilometre increased by 12.2% to RMB1.84, mainly due to an increase in fares during the period under review.

The Group's other revenue amounted to RMB401 million, an increase of 54.2% from the same period last year, primarily due to increases in ground service income of RMB72 million, as a result of the increase in traffic volume.

Total operating expenses increased by 76.6% to RMB18,260 million from the same period last year, primarily due to the general increases in fuel cost, aircraft repairs and maintenance expenses, landing and navigation fees and commission expenses resulting from the increase in traffic volume during the period under review.

Flight operations expenses increased by 92.4% to RMB9,084 million from the same period last year. Of these expenses, fuel cost was RMB5,549 million, up 104.6% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft insurance costs increased by 48.2% to RMB126 million, primarily resulted from the fleet expansion subsequent to the CNA/XJA Acquisition. Operating lease payments increased by 43.0% to RMB1,184 million, mainly attributable to additional rental payments for new aircraft under operating leases. Air catering expenses increased by 72.4% to RMB538 million, primarily as a result of an increase in number of passengers carried during the period under review. Labour costs for flight personnel increased by 65.8% to RMB814 million, largely due to an increase in flying hours.

Maintenance expenses increased by 64.5% to RMB2,320 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs resulting from the increase in flying hours during the period under review.

Aircraft and traffic servicing expenses increased by 51.6% to RMB2,560 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs.

Promotion and sales expenses increased by 39.6% to RMB1,220 million from the same period last year, primarily as a result of an increase in traffic volume.

General and administrative expenses increased by 65.2% to RMB912 million from the same period last year, due mainly to an increase in the scale of operations.

As compared with the same period last year, depreciation and amortisation expenses increased by 93.4% to RMB2,094 million, reflecting primarily the effect of the fleet expansion through the CNA/XJA Acquisition and scheduled aircraft delivered during the second half of 2004 and the period under review.

Interest expense increased by 118.0% to RMB750 million in the period under review, primarily reflecting an increase in the balance of loan borrowings and the increase in LIBOR rate, while 46.5% of the Group total borrowings are subject to LIBOR rate.

The Group recorded a net exchange gain of RMB197 million, predominantly relating to its Japanese yen denominated borrowings as a result of the depreciation of Japanese Yen during the period under review. The major part of such amount represented unrealised translation gain.

As a result of the aforementioned factors, for the six months ended 30 June 2005, the Group recorded a net loss attributable to equity holders of the parent of RMB907 million, as compared to a net profit attributable to equity holders of the parent of RMB266 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As of 30 June 2005, the Group's borrowings totalled RMB42,933 million, an increase of RMB7,601 million from RMB35,332 million as of 31 December 2004. The majority of such borrowings were denominated in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. As of 30 June 2005, cash and cash equivalents of the Group totalled RMB5,632 million, an increase of RMB2,549 million from RMB3,083 million as of 31 December 2004. Of such balance, 30.8% was denominated in foreign currencies. Net debts (total borrowings net of cash and cash equivalents) increased by 15.7% to RMB37,301 million from RMB32,249 million as of 31 December 2004.

As of 30 June 2005, the equity attributable to equity holders of the parent amounted to RMB10,941 million, a decrease of RMB907 million from RMB11,848 million as of 31 December 2004, reflecting the net loss recorded for the period under review.

Net debt/equity ratio of the Group as of 30 June 2005 was 3.41 times, as compared to 2.72 times as of 31 December 2004.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly, as the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

On 21 July 2005, the People's Bank of China ("PBOC") announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the close of business on 21 July 2005. The Group considers that the above appreciation of Renminbi would not have adverse financial impacts to its operation.

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As of 30 June 2005, certain aircraft of the Group with an aggregate carrying value of approximately RMB25,268 million (as of 31 December 2004: RMB23,562 million) were mortgaged under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As of 30 June 2005, the Group had capital commitments of approximately RMB40,605 million. Of such amounts, RMB37,429 million was related to the acquisition of aircraft and related flight equipment and RMB820 million was related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB2,356 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of 30 June 2005, the Group was committed to making a capital contribution of approximately RMB61 million and RMB83 million to its subsidiaries and jointly controlled entities respectively.

CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

RECENT ECONOMIC DEVELOPMENT

Upon approval from the Board, the Company will set up its Beijing branch in Tianzhu Airport Industrial Zone, Beijing. The Company believes that with the integration of the Group's core business, the Company's business development in Beijing Capital International Airport will provide a better hub base for the Group's existing Azure Big Delta (Guangzhou, Shenyang and Urumqi) network services. Meanwhile, the Group can also take an active role in and share the opportunities arising from the Beijing Olympics Games 2008.

Following the announcement by the PBOC on the changes in the Renminbi foreign exchange rate system on 21 July 2005, the Company will benefit from the Renminbi appreciation as it finances its aircraft acquisitions and conducts other transactions in US dollar e.g. jet fuel, lease of aviation equipment, acquisition and major repair, and it still has a substantial amount of debt in US dollar. In addition, landing fees for international flights are denominated in foreign currencies making the Company a beneficiary of the appreciation of Renminbi. Reminbi appreciation will also bring a one-off exchange gain to the Group and reduce its operating costs which are denominated in foreign currencies. On the other hand, the Group faces greater challenge from international routes.

According to "Notice of the National Development and Reform Commission (NDRC) and the General Administration of Civil Aviation of China (CAAC) Concerning the Relevant Questions on Collecting Fuel Surcharge to Domestic Routes", effective from 1 August 2005 (flight time), airlines are allowed to impose fuel surcharge on all domestic routes (other than routes between Mainland to Hong Kong and Macau). The resumption of fuel surcharge collection will ease the Group's burden due to the jet fuel cost.

PROSPECTS FOR THE SECOND HALF

Global airline industry has been badly hit by soaring jet fuel prices. As a result of the three times increases in domestic jet fuel prices, the Group's jet fuel cost has accounted for 30% of total costs. The Group intends to meet the challenges by using its economies of scale operation and strict control over operating costs increase, so as to reduce the impact brought by the persistently high oil prices.

The enlarged scale of the Group due to its joint restructuring will provide more opportunities for the development of the Company's business and operations. The Group will adjust its flight network by increasing traffic capacity to fill in any deficiencies in its routes, and will maintain or increase domestic and regional market shares. The Group believes that its leading position in the civil aviation industry can be assured by speeding up integration of flight networks and capacity to realize the objectives of network operation, and also through innovation, refinement and enhancement of incentive mechanism.

The Company will continue to implement strict costs control and raise its overall synergy benefits.

DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2005.

STRUCTURE OF SHARE CAPITAL

As of 30 June 2005, the share capital of the Company comprised 4,374,178,000 shares, of which approximately 50.30% or 2,200,000,000 State-owned Shares were held by China Southern Air Holding Company ("CSAHC"), approximately 22.86% or 1,000,000,000 A Shares were held by the PRC investors and approximately 26.84% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

                                             NUMBER OF     PERCENTAGE TO THE
CATEGORY OF SHARES                          SHARES HELD   TOTAL SHARE CAPITAL
                                                                  (%)
State-owned Shares (held by CSAHC)         2,200,000,000                50.30%
H Shares                                   1,174,178,000                26.84%
A Shares                                   1,000,000,000                22.86%
                                           -------------  -------------------

Total share capital                        4,374,178,000               100.00%
                                           =============  ===================

SUBSTANTIAL SHAREHOLDERS

As of 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                                    % OF
                                                                       % OF       THE TOTAL
                                                                     THE TOTAL     ISSUED
                                                                      ISSUED        SHARE
                                                                     H SHARES      CAPITAL
   NAME OF           TYPE OF                          NUMBER OF       OF THE       OF THE       SHORT
 SHAREHOLDER      SHAREHOLDING     TYPE OF SHARE     SHARES HELD      COMPANY      COMPANY     POSITION
CSAHC            Direct holding    Domestic share   2,200,000,000            -        50.30%          -

HKSCC Nominees   Direct holding    H share          1,150,918,998         98.0%       26.31%          -
  Limited

Details of the interests of the Company's shareholders as of 30 June 2005 will be set forth in the Company's 2005 interim report.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2005.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As of 30 June 2005, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") are as follows:

                                                                                               % TO
                                                                              % TO           THE TOTAL
                                                                            THE TOTAL         ISSUED
           THE COMPANY/                                       NUMBER       ISSUED SHARE      H SHARES
            ASSOCIATED          TYPES OF         TYPE OF     OF SHARES    CAPITAL OF THE      OF THE       SHORT
  NAME     CORPORATION          INTEREST          SHARE        HELD          COMPANY          COMPANY     POSITION
Simon To   The Company     Interest of spouse    H shares      100,000             0.002%        0.009%          -
                             (note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of 30 June 2005, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors have for six months ended 30 June 2005 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"). The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The Directors of the Company consider that, in the six months ended 30 June 2005, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

MATERIAL LITIGATION

The Company was involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC was in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim had been transferred to the plaintiff. The Company, as one of the defendants to the Litigation was claimed for unspecified damages for breach of the agreement. The Company filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

In August 2005, the parties to the Litigation reached an out of court settlement, pursuant to which the plaintiff will waive all its rights or possible rights to commence proceedings, claims or appeals against the Company in respect of the same matter.

                                     By order of the Board of Directors
                                               LIU SHAO YONG
                                     Chairman of the Board of Directors

Guangzhou, the PRC
26 August 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Si Xian Min, Xu Jie Bo, Zhou Yong Jin and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

DOCUMENTS AVAILABLE FOR INSPECTION

Original copy of the Company's 2005 interim report signed by the Chairman of the Board.

ADDRESS FOR INSPECTION

The Company Secretary Office of the China Southern Airlines Company Limited, No. 278, Ji Chang Lu, Guangzhou, the People's Republic of China.

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                     By            /s/ Su Liang
                                        ------------------------------------
                                        Name:  Su Liang
                                        Title: Company Secretary

Date: September 1, 2005